FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2009

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Shannon Ross

(Signature)

Shannon Ross, Legal Assistant

Date:  August 11, 2009

Item:

1. News Release dated July 27, 2009 - Re: Option Agreement with Roca Mines on Nuevo Milenio Property, Mexico;
2. Form Material Change Report dated July 29, 2009 Re Option Agreement with Roca Mines on Nuevo Milenio Property;
3. Annual Audited Consolidated Financial Statements for the years ended March 31, 2009, 2008 and 2007;
4. Management Discussion and Analysis for the years ended March 31, 2009 and 2008; and
5. Form 52-109F1 - Certification of annual filings (CEO); and
6. Form 52-109F1 - Certification of annual filings (CFO).